SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
(Amendment No. 9)*
LADENBURG THALMANN FINANCIAL SERVICES INC.

(Name of Issuer)
Common Stock, par value $.0001 per share

(Title of Class of Securities)
50575Q 10 2

(CUSIP Number)
Richard J. Lampen
New Valley LLC
100 S.E. Second Street, 32nd Floor
Miami, FL 33131
(305) 579-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 13, 2007

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 50575Q 10 2	Page 2 of 3 Pages
     This Amendment No. 9 amends the statement on Schedule 13D originally filed by New Valley LLC (“New Valley”), with the Securities and Exchange Commission on February 8, 2001 (as amended, the “Schedule 13D”), with respect to the Common Stock, par value $.0001 per share (the “Common Stock”), of Ladenburg Thalmann Financial Services Inc. (formerly known as GBI Capital Management Corp.), a Florida corporation (the “Company”). All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Schedule 13D.
Item 4. Purpose of Transactions.
     Item 4 of the Schedule 13D is hereby amended to add the following:
     On February 14, 2007, the Company announced it had entered into a Debt Exchange Agreement (the “Exchange Agreement”) with New Valley, the holder of outstanding promissory notes due March 31, 2007 in the principal amount of $5,000,000. A copy of the Company’s press release and the Exchange Agreement are incorporated by reference in Exhibits W and X, respectively. Pursuant to the Exchange Agreement, New Valley has agreed to convert the principal amount of its notes into the Company’s common stock (“Debt Exchange”) at an exchange price of $1.80 per share, representing the average closing price of the Company’s common stock for the 30 prior trading days ending on the date of the Exchange Agreement. The promissory notes will continue to accrue interest through the closing of the Debt Exchange and will then be paid in cash at or prior to such closing. The accrued interest on the notes was approximately $1,500,000 at December 31, 2006.
     The consummation of the Debt Exchange is subject to shareholder approval at the Company’s annual meeting of shareholders, which it anticipates holding during the second quarter of 2007. New Valley and several shareholders of the Company affiliated with New Valley have committed to vote their shares of Common Stock of the Company at the shareholder meeting on the Debt Exchange in accordance with the vote of a majority of votes cast at the meeting, excluding the shares held by such parties. Upon closing, the $5,000,000 principal amount of notes will be exchanged for approximately 2,777,778 shares of the Company’s common stock. As a result, New Valley’s beneficial ownership of the Company’s common stock will increase from approximately 7.2% to approximately 8.7%. New Valley is wholly-owned by Vector Group Ltd.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     Item 6 of the Schedule 13D is hereby amended to add the following:
     See Item 4 with respect to the Exchange Agreement. A copy of the Exchange Agreement is incorporated by reference in Exhibit X.
Item 7. Material to be Filed as Exhibits.
     Item 7 of the Schedule 13D is hereby amended to add the following exhibits:

Exhibit W:	Press Release of the Company dated February 14, 2007 (incorporated by reference to Exhibit 99.1 in the Company’s Current Report on Form 8-K dated February 13, 2007).
Exhibit X:	Debt Exchange Agreement, dated as of February 13, 2007, among the Company and New Valley (incorporated by reference to Exhibit 10.1 in the Company’s Current Report on Form 8-K dated February 13, 2007).

CUSIP No. 50575Q 10 2	Page 3 of 3 Pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 15, 2007

NEW VALLEY LLC
By:	/s/ Richard J. Lampen
	Name:	Richard J. Lampen
	Title:	Executive Vice President

NEW VALLEY HOLDINGS, INC.
By:	/s/ Richard J. Lampen
	Name:	Richard J. Lampen
	Title:	Executive Vice President

VGR HOLDING INC.
By:	/s/ Richard J. Lampen
	Name:	Richard J. Lampen
	Title:	Executive Vice President

VECTOR GROUP LTD.
By:	/s/ Richard J. Lampen
	Name:	Richard J. Lampen
	Title:	Executive Vice President

Bennett S. LeBow
By:	New Valley LLC

By:	/s/ Richard J. Lampen
	Name:	Richard J. Lampen
	Title:	Executive Vice President